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17017886

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-51880

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2016 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Integrated Trading and Investments, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

209 21st St
(No. and Street)

Huntington Beach (City), CA (State) 92648 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Cohen 949.228.8242
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 (Address) Northland Drive, Ste 508 West, (City) Southfield, MI (State) 48075 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AKB

OATH OR AFFIRMATION

I, William Cohen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Integrated Trading and Investments Inc, as of March 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Pres/CEO
Title

please see attachment, Stefan Brotbri
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1
2
3
4
5
6 ______________________________ ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 24 day of May, 2017, by
Date *Month* *Year*

(1) William Arthur Cohen

(and (2)______________________________),

Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


STEVEN BAO BUI
Notary Public – California
Orange County
Commission # 2180957
My Comm. Expires Jan 22, 2021

Signature [signature]
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________________ **Document Date:** ____________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________________

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Integrated Trading & Investments, Inc.
7251 W. Lake Mead Blvd
Las Vegas, NV 89128-8380

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Integrated Trading & Investments, Inc. as of March 31, 2017 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Integrated Trading & Investments, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrated Trading & Investments, Inc. as of March 31, 2017, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Integrated Trading & Investments, Inc. financial statements. Supplemental Information is the responsibility of Integrated Trading & Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr. CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 30, 2017

INTEGRATED TRADING AND INVESTMENTS, INC.

March 31, 2017
CONTENTS

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
March 31, 2017

ASSETS		
Cash	$	11,508
Accounts receivable		4,000
Other current assets		1,673
Total assets	$	17,181

LIABILITIES & STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable	$	2,020
Total liabilities		2,020
STOCKHOLDER'S EQUITY		
Capital stock, par value $0.0001, 1,500 authorized, 1,000 issued and outstanding		1
Additional paid-in capital		137,045
Accumulated deficit		(121,885)
Total stockholder's equity		15,161
Total liabilities and stockholder's equity	$	17,181

The accompanying notes are an integral part of these financial statements

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF INCOME
For the fiscal year ended March 31, 2017

REVENUE		
Commissions earned	$	17,835
Other income		94,776
Total revenue		112,611
OPERATING EXPENSES		
Compensation and benefits		51,080
Other operating expenses		43,230
Floor brokerage		25,161
Occupancy		4,263
Communication and data processing		738
Travel expenses		234
Total operating expenses		124,706
Loss from operations		(12,095)
OTHER INCOME/(EXPENSE)		
Interest expense		(15)
Depreciation of tangible assets		(764)
Total other income/(expense)		(779)
Net loss	$	(12,874)

The accompanying notes are an integral part of these financial statements

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
For the fiscal year ended March 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Cash received from customers	$ 129,185
Cash paid to suppliers and others	(135,702)
Interest paid	(15)
CASH USED BY OPERATING ACTIVITIES	(6,532)
CASH FLOWS FROM INVESTING ACTIVITIES	
Due from related party	(1,673)
CASH FLOWS USED IN INVESTING ACTIVITIES	(1,673)
	(8,205)
UNRESTRICTED CASH - March 31, 2016	19,714
UNRESTRICTED CASH - March 31, 2017	$ 11,509
NET LOSS	$ (12,874)
Adjustments to reconcile net loss to cash provided by operating activities:	
Depreciation	764
Increase in accounts receivable	16,573
Increase in accounts payable	(10,995)
NET CASH USED BY OPERATING ACTIVITIES	$ (6,532)

The accompanying notes are an integral part of these financial statements

INTEGRATED TRADING AND INVESTMENTS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the fiscal year ended March 31, 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - March 31, 2016	$ 1	$ 137,045	$ (109,011)	$ 28,035
Net loss	-	-	(12,874)	(12,874)
Balance - March 31, 2017	$ 1	$ 137,045	$ (121,885)	$ 15,161

The accompanying notes are an integral part of these financial statements

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and there methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Organization

Integrated Trading and Investments, Inc. (the Company) was incorporated in the State of Nevada effective May 10, 1999. The Company has adopted a fiscal year end of March 31.

Description of business

The Company, located in Las Vegas, NV, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. the Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of accounting

The company conducts business as a securities broker-dealer in Las Vegas, Nevada. These financial statements have been prepared in accordance with established standards for securities broker-dealers, as of and for the year ended March 31, 2017.

Securities

Transactions with customers consist of acting as an introducing broker-dealer to a clearing broker-dealer in securities on a fully disclosed basis. The Company transmits all customer funds to the clearing broker-dealer, who in turn carries all the accounts of such customers. The Company records securities transactions and related commission expenses on a settlement date basis.

Concentrations of credit risk arising from cash deposits in excess of insured limits

The Company maintains its cash balances in banks. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. As of March 31, 2017, the Company's uninsured cash balance totaled $0.

Cash and cash equivalents

The Company considers as cash, all short-term investments with an original maturity of three months or less to be cash equivalents, that are not held for sale in the ordinary course of business.

Accounts receivable - recognition of bad debt

The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

INTEGRATED TRADING AND INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
March 31, 2017

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Income taxes

The Company accounts for income taxes in accordance with the Financial Accounting Standards Board (the "FASB") Accounting Standards Codification (the "ASC") 740, Income Taxes, which requires the recognition of deferred income taxes for differences between the basis of assets and liabilities for financial statement and income tax purposes. Deferred tax assets and liabilities represent the future tax consequence for those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities for the Company for the fiscal year ended March 31, 2017, were deemed not material to these financial statements and, therefore, not presented.

The Company follows the provisions of FASB ASC 740-10-25, which prescribes a recognition threshold and measurement attribute for the recognition and measurement of tax positions taken or expected to be taken in income tax returns. FASB ASC 740-10-25 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, and accounting for interest and penalties associated with tax positions. The Company does not have any accruals for uncertain tax positions as of March 31, 2017. It is not anticipated that unrecognized tax benefits would significantly increase or decrease within 12 months of the reporting date.

The Company uses a calendar year-end for income tax purposes and a reporting fiscal year-end of March 31 for the purposes of these financial statements.

The Company lost its original S-Corporation status when its key stockholder assigned 100% of his stock in the Company to Integrated Capital Group, Inc. on January 1, 2003.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Fair value of financial instruments

FASB ASC 820, Fair Value Measurement, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

Property and Equipment and Depreciation

Property and equipment in excess of $500 with a useful life of more than one year are carried at cost and depreciated using the straight-line method over their useful lives. The assets, estimated useful lives, cost, current year depreciation and accumulated depreciation are as follows::

Assets	Estimated Useful lives	Cost	Current Year Depreciation	Accumulated Depreciation
Furniture and fixtures	5 - 10 yrs	$ 10,384	$ -	$ 10,384
Computer equipment	5 years	8,777	764	8,777
		$ 19,161	$ 764	$ 19,161

NOTE A - SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

Repairs and maintenance costs are expensed as incurred. When property and equipment are retired or otherwise disposed, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the results of operations for the respective year.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 30, 2017 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Comprehensive income

The Company follows FASB ASC220, Comprehensive Income,which establishes standards for reporting comprehensive income and its components. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. During the fiscal year ended March 31, 2017, the Company did not have any components of comprehensive income to report.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission Uniform Net Capital Rule 15(c)3-1 was 0.15 to 1 at March 31, 2017. The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $13,488 at March 31, 2017, which exceeded the required net capital of $5,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule l5c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's met capital requirement under the alternative reserve requirement method.

NOTE C - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D - OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2017, management as the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE E - LEASES

The Company leases office and storage space. The amount paid for the office space was $2,031 for fiscal year ended March 31, 2017. The amount paid for the storage space was $2,232 for fiscal year ended March 31, 2017. These amounts were expensed as incurred.

NOTE F - SIPC RECONCILIATION

SEC Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEC Rule J 7a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

Supplementary

Pursuant to rule 17a-5

Securities and Exchange Act of 1934

As of and for the twelve months ended March 31, 2017

INTEGRATED TRADING AND INVESTMENTS, INC.

Schedule I
Supplemental Schedules Required by Rule 17a-5
As of and for the twelve months ended March 31, 2017

Computation of Net Capital

Total stockholder's equity:	$	15,161
Nonallowable assets:		
Other assets		(1,673)
Net allowable capital	$	13,488

Computation of Basic Net Capital Requirements

Minimum net capital required as a percentage of aggregate indebtedness	$	135
Minimum dollar net capital required of reporting broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	8,488

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	2,020
Ratio of aggregate indebtedness to net capital	0.15 to 1	

Reconciliation of the Computation of Net Capital Under Rule 15c-1

Computation of Net Capital reported on FOCUS IIA as of March 31, 2017	$	13,488
Audit adjustments:		-
Net Capital Computation per audit report	$	13,488

INTEGRATED TRADING AND INVESTMENTS, INC.

Schedule I (Continued)
Supplemental Schedules Required by Rule 17a-5
As of and for the twelve months ended March 31, 2017

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers transactions are cleared through another broker-dealer on a fully disclosed basis. the name of the clearing firm is Interactive Broker.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at April 1, 2016	$	-
Additions		-
Reductions		-
Balance of such claims at March 31, 2017	$	-

INTEGRATED TRADING AND INVESTMENTS, INC.

Member: SIPC and FINRA

May 30, 2017

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2017

Dear Mr. Richardson Jr:

Please be advised that Integrated Trading & Investments, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2016 through March 31, 2017. Integrated Trading & Investments, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Integrated Trading & Investments, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, 1980.

William Cohen, the president of Integrated Trading & Investments, Inc., has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2017.

William Cohen has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Integrated Trading & Investments, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (949) 228-8242.

Very truly yours,



Integrated Trading & Investments, Inc.
William Cohen
President

Corporate Offices: 209 21st Street
Huntington Beach, CA
92648

Mailing: 7251 W. Lake Mead Blvd.
Ste. 300
Las Vegas, NV 89128

Phone: (t) 949.295.4342
Admin@2trading.com

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended March 31, 2017

See accountant's audit report

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Integrated Trading and Investments, Inc.
7251 West Lake Mead Blvd
Suite 300
Las Vegas, NV 89128

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2016 to March 31 , 2017, which were agreed to by Integrated Trading & Investments, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Integrated Trading & Investments, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Integrated Trading & Investments, Inc.'s management is responsible for Integrated Trading & Investments, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $281.00.

2. Compared audited Total Revenue for the period of April 01, 2016 through March 31, 2017 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Integrated Trading & Investments, Inc. has a $0.00 balance.

See accountant's audit report

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 30, 2017

REPORT ON BROKER DEALER EXEMPTION

For the year ended March 31, 2017

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 30, 2017

Board of Directors
Integrated Trading and Investments, Inc.
7251 West Lake Mead Blvd
Suite 300
Las Vegas, NV 89128

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Integrated Trading and Investments, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Integrated Trading and Investments, Inc., claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Integrated Trading and Investments, Inc., stated that Integrated Trading and Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception Integrated Trading and Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Integrated Trading and Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Edward Richardson, Jr., CPA